Exhibit 12.1

AGRIUM INC.

Computation of Ratio of Earnings to Fixed Charges

(millions of U.S. dollars, except ratios)

	Year Ended December 31,					Three Months Ended March 31,
	2004	2005	2006	2007	2008	2008	2009
Earnings:
Consolidated net earnings	$263	$270	$42	$426	$1,244	$201	$(58)
Income taxes	122	127	(60)	171	510	91	(20)
Fixed charges	66	55	81	90	152	25	46
Equity in earnings of unconsolidated entities	(59)	(45)	(64)	(57)	(58)	(22)	—
Non-controlling interest				(3)	(30)	—	—
Capitalized interest	—	—	(6)	—	(1)	—	—

Total earnings	$392	$407	$(7)	$627	$1,817	295	(32)

Fixed charges:
Interest expensed and capitalized	$52	$41	$62	$71	$99	$12	$33
Estimated interest within rental expense	14	14	19	15	53	13	13

Total fixed charges	$66	$55	$81	$86	$152	$25	$46

Ratio of earnings to fixed charges	5.94	7.40	— (1)	7.29	11.95	11.80	— (2)

(1)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2006. The amount of the deficiency was $88 million.
(2)	Earnings were inadequate to cover fixed charges for the three months ended March 31, 2009. The amount of the deficiency was $78 million.

Unaudited Pro forma Condensed Combined

Computation of Ratio of Earnings to Fixed Charges for Agrium and CFI for the

Year Ended December 31, 2008 and the Three Months Ended March 31, 2009

(millions of U.S. dollars, except ratios)

	Year Ended December 31, 2008	Three Months Ended March 31, 2009
Earnings:
Consolidated net earnings	$1,882	$(12)
Income taxes	864	13
Fixed charges	238	71
Equity in earnings of unconsolidated entities	(102)	1
Non-controlling interest	87	20
Capitalized interest	(1)	—

Total earnings	$2,968	$93

Fixed charges:
Interest expensed and capitalized	$180	$57
Estimated interest within rental expense	58	14

Total fixed charges	$238	$71

Ratio of earnings to fixed charges	12.47	1.31